November 18, 2016

Renaissance Capital Greenwich Funds
Global IPO Fund
165 Mason Street
Greenwich, CT 06830

Re: Expense Limitation Agreement and advisory fee waiver

Dear Trustees:

As you are aware, Renaissance Capital LLC (the “Adviser”) has imposed upon itself a voluntary advisory fee waiver for the benefit of the Global IPO Fund (the “Fund”). The Adviser hereby contractually binds itself, as of the date hereof and for the current fiscal year ending September 30, 2017 and for the four month period October 1, 2017 through January 31, 2018, to waive or limit its management fees and to reimburse expenses, exclusive of any redemption fees, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, expenses of investing in underlying funds, or extraordinary expenses such as litigation such that the total annual operating expenses for the Fund do not exceed 2.50% of the Fund’s annual average daily net assets.

This Agreement shall be effective as of October 1, 2016 and shall remain in effect until January 31, 2018, and shall continue in effect thereafter for additional periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Fund and separately by a majority of the Trustees of the Fund who are not “interested persons” (as defined by the Investment Company Act of 1940, as amended).

The foregoing expense limitation is an annual, not monthly, expense limitation. Consequently, if the amount of the expenses accrued during a month is less than the expense limitation, the following shall apply: (i) the Adviser shall be reimbursed by the Fund in an amount equal to such difference, but not in an amount in excess of any deductions and/or payments previously made during the fiscal year; and (ii) to the extent reimbursements are not made pursuant to (i), above, the Fund shall establish a credit to be used in reducing deductions and/or payments which would otherwise be made in subsequent months of the fiscal year.

Nothing herein shall limit or alter the Adviser’s right to seek reimbursement of any fee waivers or expense reimbursement from the Fund within the three-year period following such waiver or expense reimbursement as provided in the Investment Advisory Agreement between the Adviser and the Fund.

The Adviser hereby authorizes the Fund and its administrator to reduce the monthly advisory fee to the extent necessary to effectuate the limitations stated above. In the event accrued expenses exceed the limitations stated above after reduction of the advisory fee, the Adviser hereby authorizes the Fund and its administrator to invoice it monthly for the differences. The Adviser will pay to the Fund any such amounts promptly after receipt of an invoice.

Sincerely,	Acknowledged by
Renaissance Capital Greenwich Funds:

/s/Kathleen S. Smith	/s/Linda R. Killian
Kathleen Smith, Chairman	Linda Killian, Secretary
Renaissance Capital LLC	Renaissance Capital Greenwich Funds